SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.  20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                         (Amendment No.   )*

                   American Custom Components, Inc.
                           (Name of Issuer)

                    Common Stock, $.001 par value
                    (Title of Class of Securities)

                             025312 10 9
                           (CUSIP Number)

                          December 22, 1998
       (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

        [   ]   Rule 13d-1(b)
        [ x ]    Rule 13d-1(c)
        [   ]   Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13G

CUSIP NO.   025312 10 9

1.      NAME OF REPORTING PERSONS - S.S. OR I.R.S. IDENTIFICATION
        NUMBERS OF ABOVE PERSONS:

        John Fritch

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        [  ]   A
        [  ]   B

3.      SEC USE ONLY:




4.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        John Fritch is a citizen of the United States.

5.      SOLE VOTING POWER   2,746,000

6.      SHARED VOTING POWER   - 0 -

7.      SOLE DISPOSITIVE POWER   - 0 -

8.      SHARED DISPOSITIVE POWER   - 0 -

9.      AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON:   - 0 -

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
- 0 -

12.     TYPE OF REPORTING PERSON   IN

ITEM 1(A)   NAME OF ISSUER:

 American Custom Components, Inc.

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

 3310 W. MacArthur Blvd., Santa Ana, CA 92704.

ITEM 2(A)   NAME OF PERSON FILING:

 John Fritch

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
RESIDENCE:

 3310 W. MacArthur Blvd., Santa Ana, CA 92704.

ITEM 2(C)   CITIZENSHIP:

 John Fritch is a citizen of the United States.

ITEM 2(D)   TITLE OF CLASS OF SECURITIES:

 Common Stock, $0.001 par value.

ITEM 2(E)   CUSIP NUMBER:

 025312 10 9.

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULED 13D-1(B), OR 13D-2(B) OR (C), CH ECK WHETHER THE PERSON FILING IS:

  (a) [   ]       Broker or dealer registered under Section 15 of
                  the Act;

  (b) [   ]       Bank as defined in section 3(a)(6) of the Act;

  (c) [   ]       Insurance Company as defined in section 3(a)(19)
                  of the Act;

  (d) [   ]       Investment company registered under Section 8 of
                  the Investment Company Act;

  (e) [   ]       An investment advisor in accordance with Rule
                  13d-1(b)(1)(ii)(E);

  (f) [   ]       An employee benefit plan or endowment fund in
                  accordance with Section 240.13d-1(b)(1)(ii)(F);

  (g) [   ]       A parent holding company or control person in
                  accordance with Section 240.13d-1(b)(ii)(G);

  (h) [   ]       A savings association as defined in Section 3(b)
                  of the Federal Deposit Insurance Act (12 U.S.C.
                  1813);

  (i) [   ]       A church plan that is excluded from the definition
                  of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

  (j) [   ]       Group, in accordance with Section
                  240.13d-1(b)(1)(ii)(J).

 If this statement filed pursuant to Rule 13d-1(c), check this box.
[ x ]

ITEM 4.     OWNERSHIP:


 (a)  Amount Beneficially Owned   - 0 -

 (b)  Percent of Class    - 0 -

 (c)  Number of Shares as to which the person has:

  (i) Sole power to vote or to direct the vote   2,746,000

  (ii)      Shared power to vote or to direct the vote   - 0 -

  (iii)     Sole power to dispose or to direct the disposition of
- 0 -

  (iv)      Shared power to dispose or to direct the disposition of
             - 0 -

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
the following [    ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
            PERSON.

 No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities beneficially owned by John Groom.

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            PARENT HOLDING COMPANY.

 Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

 Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

 Not applicable.

CERTIFICATION.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 19, 1999              Unsigned - Unavailable
                                         John Fritch